EXHIBIT 99.1

Evaxion presents new immune data from phase 2 trial with AI-designed personalized cancer vaccine EVX-01

  New biomarker and immune data presented at the Society for Immunotherapy of Cancer (SITC) 2025 Annual Meeting
  Following the recent presentation of unprecedented two-year clinical efficacy data from the phase 2 trial, the new data further adds to EVX-01’s already strong data package

COPENHAGEN, Denmark, November 7, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces new data exploring immune responses following treatment with AI-designed personalized cancer vaccine EVX-01. The data was presented today in a poster session at the Society for Immunotherapy of Cancer (SITC) 2025 Annual Meeting taking place in National Harbor, Maryland.

Developed with Evaxion’s AI-Immunology™ platform, EVX-01 is designed to target multiple neoantigens - cancer unique proteins arising from mutations - and to induce a clinically relevant immune response. The new biomarker and immune data stems from the phase 2 trial evaluating EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma (skin cancer).

Longitudinal patient blood samples were collected before, during and after treatment to unravel treatment-induced changes in specific immune cell populations. More specifically, circulating T-cell subsets were characterized aiming at increasing the understanding of the immune responses induced by EVX-01. In subsets of analyzed patients, clinical responses were accompanied by a rapid and sustained induction of EVX-01-specific T-cells.

“We are pleased with the opportunity to present these exploratory translational data at a conference as important as SITC as we continue to add to EVX-01’s strong data package. Having presented the two-year clinical efficacy data from the phase 2 trial just last month at the European Society for Medical Oncology 2025 congress, we are encouraged by the interest in EVX-01 from the medical community”, says Birgitte Rønø, CSO and interim CEO of Evaxion.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

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